TCG Growth Opportunities Corp.
12180 Millennium Drive, Suite 500
Playa Vista, California 90094

January 25, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Megan Akst Kathleen Collins

Re:	TCG Growth Opportunities Corp. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-253803)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TCG Growth Opportunities Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-253803), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 12, 2021.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at the current time. The Company confirms that no securities have been sold pursuant to the Registration Statement.  The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Paul Tropp at (212) 596-9515 or paul.tropp@ropesgray.com.

Sincerely,

TCG Growth Opportunities Corp.

/s/ Jesse Jacobs
Name:	Jesse Jacobs
Title:	Co-Chief Executive Officer